Paragon Minerals Corporation

Balance Sheet

As at the date of incorporation on July 4, 2006

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the directors of Paragon Minerals Corporation

We have audited the balance sheet of Paragon Minerals Corporation as at July 4, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at July 4, 2006 in accordance with generally accepted accounting principles in Canada.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 7, 2006

Paragon Minerals Corporation
Balance Sheet
As at July 4, 2006

$

ASSETS	Nil

LIABILITIES	Nil

SHAREHOLDERS’ EQUITY (note 3)	Nil

Refer to notes 1 and 2

Paragon Minerals Corporation
Notes to Balance Sheet
July 4, 2006

1.	Incorporation and continuance of operations

The Company (or Paragon) was incorporated with no currently-issued share capital under the Canada Business Corporations Act on July 4, 2006 as a controlled subsidiary of Rubicon Minerals Corporation. (Rubicon), and is to become a public company controlled by the shareholders of Rubicon upon completion of a Plan of Arrangement (the Arrangement) involving Rubicon, Paragon, CopperCo Resource Corp. and Africo Resources Ltd. (Africo).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is recently incorporated, has no source of operating revenues and its capacity to operate as a going concern in the near-term will depend on the completion of the Arrangement and its continuing ability to raise equity financing thereafter on terms which are acceptable to the Company.

2.	Nature of operations

The Company has been incorporated for the purpose of acquiring Rubicon’s interest in various mineral property rights located in Newfoundland and Nunavut, Canada in consideration for the distribution, pursuant to the terms of the Arrangement, of common shares to the current shareholders of Rubicon on the basis of one common share of Paragon issued in exchange for each six common shares of Rubicon that are currently outstanding. The result of this exchange will be that these shareholders will own shares of Paragon in identical proportion to their current shareholdings of Rubicon. The Company also proposes to complete a non-brokered private placement financing to raise a minimum of $3.0 million by the issuance of a minimum of 3,333,333 flow-through common shares at a price of $0.60 per share and 2,000,000 non-flow through units at a price of $0.50 per share. Each unit is to consist of a non-flow through common share and one share purchase warrant, exercisable to acquire an additional non-flow through common share for $1.00 for a period of two years. In consideration for the participation of Altius Resources Inc. (Altius) in this financing Paragon has agreed to acquire from Altius a 100% interest in the South Tally Pond property, located in Newfoundland, in consideration for 1,000,000 common shares, of which the initial tranche of 250,000 shares is due on the effective date of the transactions comprising the Arrangement.

Paragon intends to obtain from the TSX Venture Exchange approval for its common shares to list for trading on that exchange upon the completion of the Arrangement, which is dependent upon the approval of the shareholders of Rubicon and Africo.

The Company’s principal business activity upon the successful completion of the Arrangement will be the exploration of the Newfoundland and Nunavut mineral property interests acquired from Rubicon.

3.	Share Capital

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued at July 4, 2006:

Nil